VIA EDGAR

May 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Alkermes Public Limited Company Form 10-KT for the Transition Period Ended December 31, 2013 Filed February 27, 2014 File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”) set forth below are Alkermes’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 14, 2014 to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Alkermes’ responses thereto.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

1.              We acknowledge your response and proposed disclosure to prior comment 2. It appears that the amount of amortization related to cost of goods manufactured and sold is material. Please comply with the guidance in SAB Topic 11: B and revise, in future filings, the description of the cost of goods manufactured and sold line item to parenthetically disclose that it is exclusive of the amortization of acquired intangible assets shown below.

Company’s Response:

The Company will, in its future filings beginning with its Quarterly Report on Form 10-Q for the period ended June 30, 2014, add a parenthetical disclosure to its cost of goods manufactured and sold line item noting the amounts are exclusive of the amortization of acquired intangible assets shown below.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Collaborative Arrangements

Manufacturing Revenues, page F-10

2.              Consistent with your response to prior comment 4, please revise your disclosure in future filings to state that the difference between the actual and estimated manufacturing revenues has not been material.

Company’s Response:

The Company will, in its future filings beginning with its Annual Report on Form 10-K for the period ended December 31, 2014, state that the difference between the actual and estimated manufacturing revenues has not been material. The Company will add this disclosure to the revenue recognition section of its summary of significant accounting policies.

16. Collaborative Arrangements

General

3.              Please refer to your response to prior comment 6. Revise your disclosure in future filings to include the table that aggregates all of your collaborative arrangements as shown on page 5 of your response. Also, regarding your other collaborative arrangements, we note that the cost of goods manufactured and sold percentage increased from 65% for the twelve months ended March 31, 2013 (fiscal 2013) to 84% for nine months ended December 31, 2013 (transition period). Please explain to us what caused the percentage increase and the $44,469,000 decrease ($38,760,000 decrease on an annualized basis) in the gross margin from fiscal 2013 to the transition period. Include in your response the causes of the decrease in revenue and increase in costs on an annualized basis during the transition period.

Company’s Response:

The Company will, in its future filings beginning with its Annual Report on Form 10-K for the period ended December 31, 2014, include a table that aggregates all of its collaborative arrangements as shown on page 5 of the Company’s response dated April 28, 2014. This table will be added to the Company’s collaborative arrangements footnote.

The increase in the cost of goods manufactured and sold percentage and the decrease in gross margin from fiscal 2013 to the transition period, related to the other collaborative arrangements, are both primarily due to the sale of certain of the Company’s intellectual property that was not used in its key clinical development programs or commercial products. As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Transition Report on Form 10-KT for the period ended December 31, 2013, the Company received $50.0 million for the sale of this license during the twelve months ended March 31, 2013 and there were no associated cost of goods manufactured and sold related to this license sale. As this transaction was not the result of a collaborative arrangement, the Company will remove this amount from the table in its future filings.

17. Income Taxes, page F-41

4.              Please revise your proposed disclosure in response to prior comment 10 to describe the amount and nature of each reconciling item noted in your response, such as the inter-company amounts, the uncertain tax position, and the items included in the rate differential.

Company’s Response:

The Company proposes, in its future filings beginning with its Annual Report on Form 10-K for the period ended December 31, 2014, to replace the rate reconciling categories of “Permanent items” and “Rate differential” in the table that reconciles the Company’s statutory tax rate to its effective tax rate with the following categories:

•                  Increase/(decrease) in uncertain tax positions

•                  Inter-company amounts

•                  Other permanent items

•                  Foreign rate differential

•                  Irish rate differential

The reconciliation of the Company’s statutory tax rate to its effective tax rate, applying the Company’s proposal to the fiscal periods ended December 31, 2013 and March 31, 2013 by way of example, will appear as follows:

	Nine Months Ended December 31, 2013	Twelve Months Ended March 31, 2013
Statutory tax rate	12.5%	12.5%
U.S. state income taxes, net of U.S. federal benefit	40.8%	4.7%
R&D credit	-29.6%	-20.5%
Share-based compensation	13.6%	3.3%
Non-refundable withholding tax	0.4%	4.7%
Increase / (decrease) in uncertain tax positions	-58.7%	2.6%
Inter-company amounts	-30.0%	-9.3%
Other permanent items	5.1%	-1.5%
State tax law change	12.7%	0.0%
Change in valuation allowance	-321.4%	-7.5%
Foreign rate differential	209.0%	43.4%
Irish rate differential	-81.4%	-2.9%
Effective tax rate	-227.0%	29.5%

* * * *

In addition, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer